Free Writing Prospectus

Filed pursuant to Rule 433

Relating to the

Preliminary Prospectus Supplements each dated June 10, 2026 to the

Prospectus dated June 9, 2026

Registration No. 333-296641

PRICING TERM SHEET

June 10, 2026

Super Micro Computer, Inc.

Concurrent Offerings of

45,454,545 Shares of Common Stock, par value $0.001 per Share (the “Common Stock”)

(the “Common Stock Offering”)

and

75,000,000 Depositary Shares (the “Depositary Shares”)

Each Representing a 1/20th Interest in a Share of

7.00% Series A Mandatory Convertible Preferred Stock

(the “Depositary Shares Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Depositary Shares Offering and should be read together with (i) the preliminary prospectus supplement dated June 10, 2026 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated June 10, 2026 relating to the Depositary Shares Offering (the “Depositary Shares Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (iii) the related base prospectus dated June 9, 2026, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-296641. Neither the Common Stock Offering nor the Depositary Shares Offering is contingent on the successful completion of the other offering. Terms not defined in this pricing term sheet have the meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars.

Issuer	Super Micro Computer, Inc.

Ticker / Exchange for Common Stock	SMCI / The Nasdaq Global Select Market (“Nasdaq”).

Pricing Date	June 10, 2026.

Trade Date	June 11, 2026 (“T”).

Expected Settlement Date for the Common Stock Offering	June 12, 2026 (T+1).

Expected Settlement Date for the Depositary Shares Offering

June 15, 2026 (T+2), which is the second business day following the trade date for the Depositary Shares (such settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares prior to the business day preceding the expected settlement date will be required, by virtue of the fact that the Depositary Shares initially will settle T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Depositary Shares who wish to trade the Depositary Shares prior to the business day preceding the expected settlement date should consult their own advisors.

Use of Proceeds	The Issuer expects the net proceeds from (i) the Common Stock Offering to be approximately $1.22 billion (or approximately $1.40 billion if the underwriters of the Common Stock Offering exercise in full their option to purchase additional common stock) and (ii) the Depositary Shares Offering to be approximately $3.68 billion (or approximately $4.23 billion if the underwriters of the Depositary Shares Offering exercise in full their over-allotment option to purchase additional Depositary Shares), in each case, after deducting the applicable underwriting discounts and the Issuer’s estimated offering expenses totaling approximately $2.58 million. The Issuer intends to use the net proceeds from the Common Stock Offering and the Depositary Shares Offering to fund the purchase of components to satisfy the approximately $39 billion of orders that the Issuer has received in recent weeks for its advanced AI servers, including its Data Center Building Block Solutions, from more than 20 customers, that the Issuer plans to fulfill in future quarters. The Issuer may also use a portion of the net proceeds from Common Stock Offering and the Depositary Shares Offering for other general corporate purposes, which may include repayment of debt, additions to working capital and capital expenditures.. See “Use of Proceeds” in each of the Common Stock Preliminary

Prospectus Supplement and the Depositary Shares Preliminary Prospectus Supplement.

The closing of the Common Stock Offering and the closing of the Depositary Shares Offering are not contingent upon each other.

Common Stock Offering

Common Stock Offered	45,454,545 shares of Common Stock.

Option for Underwriters to Purchase Additional Shares of Common Stock	6,818,181 additional shares of Common Stock.

Public Offering Price of the Common Stock	$27.50 per share of Common Stock.

Nasdaq Last Reported Sale Price of the Common Stock on June 10, 2026	$29.27 per share of Common Stock.

CUSIP / ISIN for the Common Stock	86800U302 / US86800U3023.

Joint Book-Running Managers	J.P. Morgan Securities LLC Goldman Sachs & Co. LLC Citigroup Global Markets Inc.

Joint Bookrunners	Credit Agricole Securities (USA) Inc.
HSBC Securities (USA) Inc.
MUFG Securities Americas Inc.
TD Securities (USA) LLC
BNP Paribas Securities Corp.
BMO Capital Markets Corp.
KeyBanc Capital Markets Inc.
Scotia Capital (USA) Inc.

Lead Manager	Needham & Company, LLC

Co-Managers	Loop Capital Markets LLC
Northland Securities, Inc.
Rosenblatt Securities Inc.
CJS Securities, Inc.

Depositary Shares Offering

Depositary Shares Offered	75,000,000 Depositary Shares, each of which represents a 1/20th interest in a share of the Issuer’s 7.00% Series A Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock”). At settlement of the Depositary Shares Offering, the Issuer will issue 3,750,000 shares of Mandatory Convertible Preferred Stock, subject to the underwriters’ over-allotment option.

Over-allotment Option for Underwriters to Purchase Additional Depositary Shares	11,250,000 additional Depositary Shares (corresponding to 562,500 additional shares of the Mandatory Convertible Preferred Stock), solely to cover over-allotments.

Public Offering Price of the Depositary Shares	$50.00 per Depositary Share.

Dividends	7.00% of the liquidation preference of $1,000 per share of the Mandatory Convertible Preferred Stock per annum. Dividends will accumulate from the Settlement Date for the Depositary Shares Offering, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends and, to the extent that the Issuer is legally permitted to pay dividends and its board of directors, or an authorized committee thereof, declares a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividends in cash or, subject to certain limitations, by delivery of shares of Common Stock or through any combination of cash and shares of Common Stock, as determined by the Issuer’s board of directors in its sole discretion, on each Dividend Payment Date; provided that any unpaid dividends will continue to accumulate.

The expected dividend payable on the first Dividend Payment Date is approximately $14.78 per share of Mandatory Convertible Preferred Stock (equivalent to approximately $0.74 per Depositary Share). Each subsequent dividend is expected to be $17.50 per share of Mandatory Convertible Preferred Stock (equivalent to $0.875 per Depositary Share).

Dividend Record Dates	The February 15, May 15, August 15 and November 15 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates	March 1, June 1, September 1 and December 1 of each year, commencing on, and including, September 1, 2026 and ending on, and including, June 1, 2029.

Mandatory Conversion Date	The second business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately preceding June 1, 2029.

Initial Price	Equal to $1,000, divided by the Maximum Conversion Rate, rounded to the nearest $0.0001, which initially is $27.4997.

Threshold Appreciation Price	Equal to $1,000, divided by the Minimum Conversion Rate, rounded to the nearest $0.0001, which initially is $32.9989 and represents a premium of approximately 20.0% over the Initial Price.

Floor Price	$9.625 (approximately 35.0% of the Initial Price), subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement.

Conversion Rate per Share of Mandatory Convertible Preferred Stock

The conversion rate for each share of Mandatory Convertible Preferred Stock will not be more than 36.3640 shares of Common Stock and not less than 30.3040 shares of Common Stock (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”), depending on the applicable market value (as defined in the Depositary Shares Preliminary Prospectus Supplement) of the Common Stock, as described below and subject to certain anti-dilution adjustments. Correspondingly, the conversion rate per Depositary Share will be not more than 1.8182 shares of Common Stock and not less than 1.5152 shares of Common Stock.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Depositary Shares Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

Applicable market value of our Common Stock		Conversion Rate per Share of Mandatory Convertible Preferred Stock

Greater than the threshold appreciation price	→	30.3040 shares of common stock

Equal to or less than the threshold appreciation price but greater than or equal to the initial price	→	Between 30.3040 and 36.3640 shares of common stock, determined by dividing $1,000 by the applicable market value

Less than the initial price	→	36.3640 shares of common stock

The following table illustrates the conversion rate per Depositary Share, subject to certain anti-dilution adjustments described in the Depositary Shares Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

Applicable market value of our Common Stock		Conversion Rate per Depositary Share

Greater than the threshold appreciation price	→	1.5152 shares of common stock

Equal to or less than the threshold appreciation price but greater than or equal to the initial price	→	Between 1.5152 and 1.8182 shares of common stock, determined by dividing $50 by the applicable market value

Less than the initial price	→	1.8182 shares of common stock

Optional Conversion	Other than during a fundamental change conversion period (as defined in the Depositary Shares Preliminary Prospectus Supplement), at any time prior to June 1, 2029, a holder of Mandatory Convertible Preferred Stock may elect to convert such holder’s shares of Mandatory Convertible Preferred Stock, in whole or in part, at the Minimum Conversion Rate of 30.3040 shares of Common Stock per share of Mandatory Convertible Preferred Stock (equivalent to 1.5152 shares of Common Stock per Depositary Share), subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement. Because each Depositary Share represents a 1/20th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares only in lots of 20 Depositary Shares.

Fundamental Change	If a fundamental change (as defined in the Depositary Shares Preliminary Prospectus Supplement) occurs on or prior to June 1, 2029, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory

Convertible Preferred Stock, in whole or in part, into shares of Common Stock at the fundamental change conversion rate (as defined in the Depositary Shares Preliminary Prospectus Supplement) during the period beginning on, and including, the effective date (as defined in the Depositary Shares Preliminary Prospectus Supplement) of such fundamental change and ending on, and including, the earlier of (a) the date that is 20 calendar days after such effective date (or, if later, the date that is 20 calendar days after holders receive notice of such fundamental change) and (b) June 1, 2029. For the avoidance of doubt, the period described in the immediately preceding sentence may not end on a date that is later than June 1, 2029.

The following table sets forth the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock based on the effective date of the fundamental change and the stock price (as defined in the Depositary Shares Preliminary Prospectus Supplement) in the fundamental change:

	Stock Price
Effective Date	$11.00	$13.00	$15.00	$17.00	$19.00	$21.00	$23.00	$27.50	$30.00	$33.00	$40.00	$50.00	$60.00	$70.00
June 15, 2026	32.7920	32.4540	32.1700	31.9300	31.7240	31.5460	31.3920	31.1120	30.9880	30.8600	30.6320	30.4160	30.2740	30.1780
June 1, 2027	33.7500	33.3500	32.9960	32.6880	32.4160	32.1800	31.9720	31.5880	31.4180	31.2400	30.9280	30.6360	30.4520	30.3300
June 1, 2028	35.1580	34.7460	34.3300	33.9300	33.5520	33.2040	32.8880	32.2840	32.0080	31.7240	31.2280	30.7940	30.5460	30.4020
June 1, 2029	36.3640	36.3640	36.3640	36.3640	36.3640	36.3640	36.3640	36.3640	33.3340	30.3040	30.3040	30.3040	30.3040	30.3040

The exact stock price and effective date may not be set forth on the table, in which case:

•

if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be determined by straight-line interpolation between the fundamental change conversion rates per share of Mandatory Convertible Preferred Stock set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day or 366-day year, as applicable;

•

if the stock price is in excess of $70.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Minimum Conversion Rate; and

•

if the stock price is less than $11.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Maximum Conversion Rate.

The following table sets forth the fundamental change conversion rate per Depositary Share based on the effective date of the fundamental change and the stock price in the fundamental change:

	Stock Price
Effective Date	$11.00	$13.00	$15.00	$17.00	$19.00	$21.00	$23.00	$27.50	$30.00	$33.00	$40.00	$50.00	$60.00	$70.00
June 15, 2026	1.6396	1.6227	1.6085	1.5965	1.5862	1.5773	1.5696	1.5556	1.5494	1.5430	1.5316	1.5208	1.5137	1.5089
June 1, 2027	1.6875	1.6675	1.6498	1.6344	1.6208	1.6090	1.5986	1.5794	1.5709	1.5620	1.5464	1.5318	1.5226	1.5165
June 1, 2028	1.7579	1.7373	1.7165	1.6965	1.6776	1.6602	1.6444	1.6142	1.6004	1.5862	1.5614	1.5397	1.5273	1.5201
June 1, 2029	1.8182	1.8182	1.8182	1.8182	1.8182	1.8182	1.8182	1.8182	1.6667	1.5152	1.5152	1.5152	1.5152	1.5152

The exact stock price and effective date may not be set forth on the table, in which case:

•

if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per Depositary Share will be determined by straight-line interpolation between the fundamental change conversion rates per Depositary Share set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day or 366-day year, as applicable;

•

if the stock price is in excess of $70.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Minimum Conversion Rate, divided by 20; and

•

if the stock price is less than $11.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Maximum Conversion Rate, divided by 20.

Because each Depositary Share represents a 1/20th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares upon the occurrence of a fundamental change only in lots of 20 Depositary Shares.

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount	The discount rate for purposes of determining the fundamental change dividend make-whole amount (as defined in the Depositary Shares Preliminary Prospectus Supplement) is 8.90% per annum.

Listing	The Issuer intends to apply to list the Depositary Shares on the Nasdaq Global Select Market under the symbol “SMCIP.” No assurance can be given that the Depositary Shares will be listed or that any such application for listing will be approved.

CUSIP / ISIN for the Depositary Shares	86800U 500 / US86800U5002.

CUSIP / ISIN for the Mandatory Convertible Preferred Stock	86800U 609 / US86800U6091.

Joint Book-Running Managers	J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.

Joint Bookrunners	Credit Agricole Securities (USA) Inc.
HSBC Securities (USA) Inc.
MUFG Securities Americas Inc.
TD Securities (USA) LLC
BNP Paribas Securities Corp.
BMO Capital Markets Corp.
KeyBanc Capital Markets Inc.
Scotia Capital (USA) Inc.

Lead Manager	Needham & Company, LLC

Co-Managers	Loop Capital Markets LLC
Northland Securities, Inc.
Rosenblatt Securities Inc.
CJS Securities, Inc.

***

The disclosure in each of the Common Stock Preliminary Prospectus Supplement and the Depositary Shares Preliminary Prospectus Supplement under the captions “Summary—Recent Developments” is amended and supplemented as follows and conforming changes will be made throughout the Common Stock Preliminary Prospectus Supplement and the Depositary Shares Preliminary Prospectus Supplement to reflect the developments described below:

Recent Developments	On June 10, 2026, the Issuer entered into a distribution agreement with J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., as managers, pursuant to which the Issuer may offer and sell from time to time its common stock up to a maximum aggregate offering amount of $1.25 billion. Such sales are not expected to commence until the third quarter of 2026, subject to market conditions and other factors.

On June 10, 2026, the Issuer entered into Amendment No. 2 to the credit agreement originally dated as of December 29, 2025, by and among the Company, as lead borrower, the various financial institutions from time to time party thereto, as lenders, and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent.

* * *

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, the related base prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Common Stock Offering and the Depositary Shares Offering. You may get these documents and, when available, the final prospectus supplements related to each offering (each a “Final Prospectus Supplement”) for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained by contacting any of the representatives of the underwriters: (i) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; or (ii) Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.

This communication should be read in conjunction with the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, and the related base prospectus and, when available, the applicable Final Prospectus Supplement. The information in this communication supersedes the information in the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, and the related base prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the related base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.